UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2011

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Haruyuki Nagata
Name: Haruyuki Nagata
Title: General Manager, Financial Accounting Dept.

Date:    April 27, 2011

Sumitomo Mitsui Financial Group, Inc.

Losses on Devaluation of Securities and Revision of Consolidated Earnings Forecast

<Under Japanese GAAP>

TOKYO, April 27, 2011 — Sumitomo Mitsui Financial Group, Inc. (“SMFG”) announces losses on devaluation of securities and revisions of consolidated earnings forecast for the fiscal year ended March 31, 2011, which were announced in November 2010.

Sumitomo Mitsui Banking Corporation (“SMBC”), a major consolidated subsidiary of SMFG, will recognize losses on devaluation of securities classified as “Other securities” whose fair values have declined materially. As a result, SMFG has revised its earnings forecast on a consolidated basis for the fiscal year ended March 31, 2011, which was announced in November 2010.

1. Losses on devaluation of securities (Unaudited)

(Billions of yen)

SMBC Non-Consolidated
(A) Total amount of losses on devaluation of securities for the 4th quarter of fiscal 2010 (from January 1, 2011 to March 31, 2011)	¥ 92.0
(Reference) Total amount of losses on devaluation of securities for fiscal 2010 (from April 1, 2010 to March 31, 2011)	102.5

    Notes:

1.	SMBC adopts reversal method for the valuation of securities quarterly.
2.	The amounts shown in the table above exclude losses on devaluation recorded under “Total credit cost”.

    (Reference)

Ratio of losses on devaluation of securities to consolidated net assets, consolidated ordinary profit and consolidated net income

(Billions of yen, except percentages)

(B) Consolidated net assets as of the end of fiscal 2009	¥7,000.8
(A / B X 100)	1.3%
(C) Consolidated ordinary profit for fiscal 2009	558.8
(A / C X 100)	16.5%
(D) Consolidated net income for fiscal 2009	271.6
(A / D X 100)	33.9%

2. Revision of consolidated earnings forecast

SMFG has revised its consolidated earnings forecast for the fiscal year ended March 31, 2011, which was announced in November 2010, due mainly to the factors mentioned above. The non-consolidated earnings and dividend forecasts remain unchanged.

(Billions of yen, except percentages)

		Ordinary income	Ordinary profit	Net income
Previous forecast (*)	(A)	¥ 3,900	¥ 870	¥ 540
Revised forecast	(B)	3,840	820	470
Change	(B-A)	(60)	(50)	(70)
Percentage change	(%)	(1.5) %	(5.7) %	(13.0) %

(Reference) Results for the fiscal year ended March 31, 2010		¥ 3,166.5	¥ 558.8	¥ 271.6

(*)	Announced in November 2010

This document contains “forward-looking statements” (as defined in the U.S. Private Securities Litigation Reform Act of 1995), regarding the intent, belief or current expectations of Sumitomo Mitsui Financial Group, Inc. and its management with respect to Sumitomo Mitsui Financial Group, Inc.’s future financial condition and results of operations. In many cases but not all, these statements contain words such as “anticipate”, “estimate”, “expect”, “intend”, “may”, “plan”, “probability”, “risk”, “project”, “should”, “seek”, “target” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those expressed in or implied by such forward-looking statements contained or deemed to be contained herein. The risks and uncertainties which may affect future performance include the fragility of any economic recovery, both globally and in Japan; Sumitomo Mitsui Financial Group, Inc.’s ability to successfully implement its business and capital strategy; the success of our business alliances including those in the consumer finance industry; exposure to new risks as we expand the scope of our business; significant credit-related costs; declines in the value of Sumitomo Mitsui Financial Group, Inc.’s securities portfolio. Given these and other risks and uncertainties, you should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Sumitomo Mitsui Financial Group, Inc. undertakes no obligation to update or revise any forward-looking statements. Please refer to our most recent disclosure documents such as our annual report or the registration statement on Form 20-F filed with the U.S. Securities and Exchange Commission, as well as our earnings press release for a more detailed description of the risks and uncertainties that may affect our financial conditions, our operating results, and investors’ decisions.

[Appendix]

1. SMBC non-consolidated earnings forecast (fiscal year ended March 31, 2011)

(Billions of yen)

	Fiscal year ended March 31, 2010 (Result)		Fiscal year ended March 31, 2011 (Revised forecast) (a)		Fiscal year ended March 31, 2011 (Previous forecast) (b)	Change from the previous forecast (a)-(b)
Banking profit (before provision of allowance for general loan losses)	¥ 769.5		¥ 830.0		¥ 840.0	¥ (10.0)
Ordinary profit	462.7		590.0		620.0	(30.0)
Net income	318.0		420.0		460.0	(40.0)

Total credit cost	¥ (254.7)		¥ (95.0)		¥ (130.0)	+ 35.0

Gains (losses) on stocks, net	¥ 3.9		¥ (90.0)
[Impairment loss on stocks]	[ (51.9	) ]	[ (107.0	) ]

Banking profit (before provision of allowance for general loan losses)

SMBC is expected to record banking profit of approximately ¥830 billion, ¥10 billion below the previous forecast. This is mainly due to the Treasury Unit reducing the exposure to bonds in the second half of fiscal 2010 in order to reduce interest rate risk. Meanwhile, the marketing units are expected to secure banking profit above the previous forecast.

Total credit cost

SMBC is expected to record total credit cost of approximately ¥95 billion, ¥35 billion below the previous forecast, mainly attributable to the tailored efforts to assist certain debtors to improve their businesses and financial conditions.

Gains (losses) on stocks, net

SMBC is expected to record net losses on stocks of approximately ¥90 billion, due mainly to recording of devaluation loss on stocks of approximately ¥107 billion reflecting the decline in stock prices.

Ordinary profit and Net income

As a result of the factors mentioned above, ordinary profit is expected to be approximately ¥590 billion, ¥30 billion below the previous forecast. Net income will be approximately ¥420 billion, ¥40 billion below the previous forecast.

2. Forecast on net unrealized gains (losses) on other securities (SMBC, Non-consolidated basis)

(Billions of yen)

	March 31, 2011 (Forecast) (a)	March 31, 2010 (Result) (b)	Change (a)-(b)
Net unrealized gains (losses) on other securities	¥ 305.0	¥ 521.3	¥ (216.3)
Stocks	275.0	371.5	(96.5)
Bonds	70.0	116.1	(46.1)
Others	(40.0)	33.7	(73.7)

(*)	Listed stocks are valuated using the average market value in the final month of the relevant periods.
(Nikkei Stock Average: Monthly average price in March 2011 ¥9,852; Closing price as of March 31, 2011 ¥9,755)